Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

April 28, 2011

Russell Mancuso
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Selway Capital Acquisition Corporation
Registration Statement on Form S-1
Filed March 10, 2011
File No. 333-172714

Dear Mr. Mancuso:

On behalf of our client, Selway Capital Acquisition Corporation, a Delaware corporation (the “Company”), we hereby provide responses to comments issued in a letter dated April 6, 2011 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-172714) (the “Registration Statement”) and addressed to Mr. Eitan. Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 1 to the Registration Statement (the “Amended S-1”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the Amended S-1.

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Los Angeles    New York    Chicago    Nashville   Washington, DC   Beijing    www.loeb.com

A limited liability partnership including professional corporations

Russell Mancuso U.S. Securities and Exchange Commission April 28, 2011 Page 2

Fee Table

1.
We note from your fee table you are seeking to register for sale, among other securities, the common stock underlying your series C shares. Please provide us your analysis as to how you determined which securities are appropriate to register for sale on this registration statement. Include in your response how your analysis was affected by the following:

•	it does not appear that the series C shares are being offered at this time; and

•	the terms of the offering of the series C shares, including the conversion rate, does not appear to have been decided at this time.

COMPANY RESPONSE:  In response to Staff’s comment, the fee table has been revised to remove the Series C Shares from registration.

Prospectus Cover

2.
Please confirm that any preliminary prospectus you circulate will be filed on EDGAR as part of a registration statement and will include all non-Rule 430A information. Also, in your next amendment, please include all omitted information other than Rule 430A information; the amendment should include all missing exhibits and the identity of the underwriter.

COMPANY RESPONSE:  The Company confirms that any preliminary prospectus it circulates will be filed on EDGAR as part of a registration statement and will include all non-Rule 430A information. In response to Staff’s comment, exhibits referenced in Item 16 have been filed as exhibits to the Amended F-1 and Rodman & Renshaw, LLC has been named as the underwriter for the offering in the Amended F-1.

3.	Please limit your prospectus cover to one page consistent with Regulation S-K Item 501(b) and Rule 421.

COMPANY RESPONSE:  The Company acknowledges that the cover page of the prospectus should be limited to one page.  When printed, the cover page as previously filed and the current cover page would only be a single page.

4.	Please move the jargon, "innovated public acquisition company" to a more appropriate location of your document. Where you relocate the term, please explain clearly in context what you mean.

COMPANY RESPONSE:  Changes in response to the Staff’s comments have been made on the cover page and pages 1, 59 and 66.

Russell Mancuso U.S. Securities and Exchange Commission April 28, 2011 Page 3

5.
Please reconcile the statement in the fourth paragraph that Selway Capital Holdings LLC will purchase the placement warrants with your disclosure on page 31 that the underwriters may purchase the warrants.

COMPANY RESPONSE:  The disclosure on page 40 has been revised to indicate that it is only Selway Capital Holdings LLC that will purchase the warrants.

Table of Contents, page i

6.	Please tell us how the last sentence of the first paragraph following the table is consistent with Section 12(a)(2) of the Securities Act.

COMPANY RESPONSE:  The last sentence of the first paragraph following the table has been deleted.

Prospectus Summary, page 1

7.
We note your disclosure in the third paragraph about your officers' activities. If it is appropriate to highlight your affiliates' experience and achievements in your prospectus summary, please ensure that your disclosure is balanced by disclosing with equal prominence any material negative aspects of this experience with equal prominence as in the third paragraph.

COMPANY RESPONSE:  Changes in response to the Staff's comment have been made on page 1 of the Amended S-1.

Business Strategy, page 1

8.
With a view toward balancing the disclosure in the penultimate paragraph of this section, please tell us the number of blank check companies that have attempted to complete a business acquisition during a relevant period, and the number that have successfully done so.

COMPANY RESPONSE:  Changes in response to the Staff's comment have been made on page 3 of the Amended S-1.

9.
If true, please disclose here or in another appropriate location in your summary that, unlike many other blank check companies, you are not required to consider a target's valuation when entering into a transaction. Please describe this fact where you discuss your potential targets. Also, please expand your disclosure to indicate whether there are any minimum size limits on a transaction and to discuss your plans or intentions for any remaining funds.

COMPANY RESPONSE:  The disclosure on pages 2, 68 and 72 has been revised in accordance with the Staff’s comments.

Russell Mancuso U.S. Securities and Exchange Commission April 28, 2011 Page 4

Potential Disadvantages page 3

10.
Please tell us how you determined which disadvantages to highlight in the "Potential Disadvantages" and "Risks" sections of your summary. For example, it is unclear why you do not highlight in one location in your summary all key disadvantages to investors when comparing your structure to other companies whose business is seeking an acquisition while not subject to Rule 419.

COMPANY RESPONSE:  The Company has moved the disclosure on risks to immediately after the section entitled “Potential Disadvantages” on page 4.  The Company has also included a brief discussion of additional key risks in this section.

Effecting an Acquisition Transaction; Shareholder Redemption Rights, page 3

11.	Please highlight in your prospectus summary the restriction on redemption by holders of more than 10% of your shares as mentioned on page 23.

COMPANY RESPONSE:  The disclosure on pages 6, 19 and 77 has been revised in accordance with the Staff’s comments.

12.
Please clarify whether the alternatives mentioned in the second and third bullet points have limits on the number of shares that can be tendered. If not, please tell us why you believe you need not comply with Rule 419.

COMPANY RESPONSE:  The disclosure on pages 5, 6, 17, 18, 61, 76 and 80 has been revised in accordance with the Staff’s comments.

13.
Please highlight how you will determine which of the three alternatives in your bullet points you will choose. Provide a more complete discussion of this issue in your more detailed disclosure of your business after the summary.

COMPANY RESPONSE:  The disclosure on pages 7 and 77 has been revised in accordance with the Staff’s comments.

14.
Please revise your Summary to explain briefly the effect that a working capital or similar closing condition imposed in connection with your initial business transaction may have on the 83.3% redemption threshold. For example, it appears that you will need to lower the redemption threshold at the time of the initial business transaction if it includes more than a de minimis working capital or similar closing condition, and you may be unable to obtain alternative financing in order avoid having to reduce the redemption threshold.

Where you reference the 83.3% redemption threshold in your prospectus, please also disclose, or cross reference to disclosure regarding, the likelihood that the amount of common shares you would permit to redeem may be significantly lower than 83.3% of your public shares. Additionally, where you compare your 83.3% redemption threshold to the equivalent threshold used by "other blank check offerings,' like on page 23, please also disclose that the amount of common shares for which you will seek to redeem through the tender offer may be lower than the threshold used by "other blank check" companies.

Russell Mancuso U.S. Securities and Exchange Commission April 28, 2011 Page 5

COMPANY RESPONSE:  Changes in response to the Staff's comment have been made on pages 7, 20, 26, 32, 62 and 78 of the Amended S-1.

Post-Acquisition Tender Offer, page 4

15.	Please revise your disclosure relating to the filing of a Current Report on Form 8-K to make a definitive statement (i. e., "will" file a report instead of "could" file a report).

COMPANY RESPONSE:  Changes in response to the Staff's comment have been made on pages 5, 17, 61, 76 and 80 of the Amended S-1.

16.
Please clarify here and throughout the prospectus that shareholders approached to exchange Series A for Series C common stock will both hold 5% or more of the public shares and be accredited investors.

COMPANY RESPONSE:  Changes in response to the Staff's comment have been made on pages 6, 18, 33, 34, 61, 76, 80 and 111 of the Amended S-1.

17.
We note your disclosure on page 25. Please highlight in your prospectus summary that you might provide an incentive to those shareholders who you elect to give an opportunity to convert to series C by offering them a favorable exchange rate, and that this incentive will not be available to your other public stockholders.

COMPANY RESPONSE:  Changes in response to the Staff's comment have been made on pages 6, 19, 33, 61 and 77 of the Amended S-1.

18.
Please highlight the material factors you will consider when determining whether to seek conversions into series C, which shareholders to offer the series C, and when you will make the offer relative to the Form 8-K filing and closing of the acquisition.

COMPANY RESPONSE:  The disclosure on pages 6, 18, 61, 76 and 80 has been revised in accordance with the Staff’s comments.

19.
Please briefly highlight the purpose of the automatic conversion to series B. From your revised disclosure, it should be clear why you cannot complete the transaction by making the tender offer to the remaining series A shareholders.

COMPANY RESPONSE:  The disclosure on pages 6, 18, 61, 76 and 80 has been revised in accordance with the Staff’s comments.

Russell Mancuso U.S. Securities and Exchange Commission April 28, 2011 Page 6

20.
Refer to your disclosure that the series B tender offer will be at a price equal to a pro rata share of the trust account. If some series A shareholders elect to convert to series C, it appears that the each series B holder's share of the trust account could be substantially greater than the IPO price. However, it is not until page 40 that you appear to indicate the contrary. Please revise your prospectus summary so that its meaning is understandable in context.

COMPANY RESPONSE:  The disclosure on pages 6, 19, 61, 77 and 80 has been revised in accordance with the Staff’s comments.

Time to Complete an Initial Acquisition Transaction, page 5

21.
You state that you will complete an acquisition in 18 months and that such time period is governed by your Certificate of Incorporation, among other things. Please clarify whether, in any circumstances, you could extend such a time period.

COMPANY RESPONSE:  The disclosure on pages 7, 20, 21, 27, 62, 74 and 81 has been revised in accordance with the Staff’s comments.

22.
With a view toward clarified disclosure, please tell us how you might avoid liquidating the trust after a completed acquisition by "otherwise" granting the public shareholders redemption rights outside of the 18-month time period.

COMPANY RESPONSE:  Changes in response to the Staff's comment have been made on pages 7, 21, 27, 75 and 81 of the Amended S-1.

Trading Commencement and Separation, page 7

23.
Refer to the first paragraph on page 8 in which you discuss investors' option to continue to hold units. With a view toward disclosure, please tell us about any prohibition on your ability to cancel the units.

COMPANY RESPONSE:  Changes in response to the Staff's comment have been made on pages 5, 10 and 108 of the Amended S-1.

Redeemable warrants, page 8

24.
Where you refer to a registration statement "covering the common stock issuable on exercise of the" warrants here and on page 9, please clarify whether you mean a registration statement related to the exercise of the warrants or the resale of the shares acquired upon exercise.

COMPANY RESPONSE:  Changes in response to the Staff's comment have been made on page 11 of the Amended S-1.

Number of Securities to be outstanding, page 9

25.	Please revise to show each series of securities.

COMPANY RESPONSE:  Changes in response to the Staff's comment have been made on page 5, 12, 39, 42, 96, 105, 107 and II-3 of the Amended S-1.

Russell Mancuso U.S. Securities and Exchange Commission April 28, 2011 Page 7

Founders Shares, page 10

26.	Please disclose the redemption price for the securities that you mention in the parenthetical phrase.

COMPANY RESPONSE:  Changes in response to the Staff's comment have been made on page 12 of the Amended S-1.

27.
We note your disclosure on page 73 that you will register your common stock under the Exchange Act. Please tell us whether you mean that you will be registering each series. Also tell us which series will have its price quoted on the OTC Bulletin Board, other than the series identified on the prospectus cover with a trading symbol.

COMPANY RESPONSE:  The Company intends to register each series under the Exchange Act.  However, only the Series A Shares will be quoted on the OTCBB after the separation of the units since that is the only class with securities outstanding that are publicly tradeable.

Warrants Purchased through private placement, page 10

28.
In the first risk factor on page 35, you state that the placement warrants may be exercised on a cashless basis even if there is not an effective registration statement on file. Please disclose this fact here.

COMPANY RESPONSE:  The disclosure on page 12, 13, 43, 105 and 114 has been revised in accordance with the Staff’s comments.

29.
We note your disclosure on page 73 that you will register your warrants under the Exchange Act. With a view toward clarified disclosure in an appropriate section of your document, please tell us whether you mean that the placement warrants also will be registered under the Exchange Act and whether they will ever become tradable in the public market. If so, please tell us when you intend to register under the Securities Act the exercise of the warrants.

COMPANY RESPONSE:  The disclosure on page 86 has been revised to clarify that only the warrants underlying the units issued in the initial public offering will be registered under the Exchange Act.

Russell Mancuso U.S. Securities and Exchange Commission April 28, 2011 Page 8

Dilution and Liquidation, page 15

30.
Refer to your disclosure that you have not questioned your founders. Please tell us why you believe your disclosure provides sufficient information for investors to evaluate the substance of the indemnification agreement with your founders that you highlight throughout your prospectus. Also, please file the indemnification agreement as an exhibit to this registration statement.

COMPANY RESPONSE:  The indemnification is included in paragraph 3 of the Form of Letter Agreement filed as Exhibit 10.1 to the Amended S-1.  The disclosure on pages 22, 30, 31, 82 and 106 has been revised in accordance with the Staff’s comment.

31.
If the founders' indemnification agreements do not provide protection to the trust funds absent a liquidation and therefore creditors could reduce the funds available in the trust upon redemption, please say so directly.

COMPANY RESPONSE:  The disclosure on pages 22, 30, 82 and 106 has been revised to clarify that the indemnification obligation is not limited to the context of a dissolution.

Risk Factors, page 20

32.	With a view toward adding a separate risk factor, please tell us under what circumstances the terms of an investor's warrants can be changed without that investor's consent.

COMPANY RESPONSE:  The Company has added a risk factor on page 43 in accordance with the Staff’s comments.

33.	Please add a separate risk factor to disclose the risk related to the one-third quorum mentioned on pages 70 and 92 and how it could affect the rights of security holders.

COMPANY RESPONSE:  The Company has added a risk factor on page 29 in accordance with the Staff’s comments.

Under Delaware Law, page 21

34.	Please revise the fourth bullet point to clarify the nature of the "certain conditions" that are included in your Certificate of Incorporation and bylaws.

COMPANY RESPONSE:  Changes in response to the Staff's comment have been made on page 28 of the Amended S-1 to clarify the circumstances under which our public shareholders will have the right to receive a portion of the trust account.

Russell Mancuso U.S. Securities and Exchange Commission April 28, 2011 Page 9

35.
Refer to your disclosure in the fifth bullet point and in the paragraph following the first list of bullet points in which you disclose that you may not issue additional securities in the circumstances disclosed until the consummation of the acquisition.

•
If you can issue such securities after the acquisition but before closing of a post- acquisition tender offer, please disclose the implications clearly in a separate risk factor; otherwise, clarify your disclosure regarding your limits on the ability to issue securities.

•
Likewise, in the last paragraph on page 71 you disclose that the board will not recommend approval of changes before the consummation of an acquisition transaction. If the board can make such recommendations after the acquisition but before closing of a post-acquisition tender offer, please add a risk factor to explain. In this regard, please tell us where the board's agreement regarding this matter is documented and whether it can be changed.

COMPANY RESPONSE:  The disclosure on pages 28 and 85 has been revised to reflect that, after the Company’s initial public offering and prior to the liquidation of the trust account:

•	the Company may not issue any securities that participate in the proceeds of the initial public offering that are held in the trust account;

•	the Company may not issue any securities that have a vote in connection with any matter related to our initial acquisition transaction; and

•
the members of the Board of Directors agreed that they will not recommend the approval of changes, which is included in paragraph 2 of the Form of Letter Agreement filed as Exhibit 10.1 to the Amended S-1.

36.	With a view toward clarified disclosure, please tell us why you have not prohibited amendments to the trust agreement without the vote of 100% of the public shares.

COMPANY RESPONSE:  The disclosure on pages 29 and 85 has been revised to clarify that the reason the threshold for approval was set at 80% and not 100% is to allow a significant majority of public shareholders to consent to amend the agreement if they so desire.

37.	If you can eliminate these protections that you mention here by completing a very small acquisition with minimal assets and operations, please say so clearly and directly.

COMPANY RESPONSE:  The disclosure on pages 29 and 85 has been revised in response to the Staff’s comment.

Russell Mancuso U.S. Securities and Exchange Commission April 28, 2011 Page 10

If third-parties bring claims, page 22

38.	If creditors of the acquired business could access the trust funds after the acquisition and before the completion of a post-acquisition tender offer, please clarify the magnitude of this risk.

COMPANY RESPONSE:  The disclosure on page 30 has been revised in accordance with the Staff’s comments.

Since we have a redemption threshold of 83.3%..., page 23

39.
Please add stand-alone risk factor to describe clearly the possibility that you will significantly reduce the 83.3% threshold without shareholder vote, and address the potential consequences. For example, it appears that, due to a significantly lowered redemption threshold, it will be more difficult to consummate the proposed transaction. As such, shareholders seeking to tender may have to wait significantly longer to receive their cash than with an 83.3% threshold. This would appear to be the case with a significantly lower threshold and unsuccessful tender offer, as those shareholders would not be able to tender, and receiving cash would be delayed for an additional time, likely involving liquidation which may be subject to more uncertainties than the redemption process.

COMPANY RESPONSE:  Changes in response to the Staff's comment have been made on page 32 of the Amended S-1.

The approval threshold for a proposed acquisition..., page 29

40.	We note that you are incorporated in Delaware, yet this risk factor seems to imply otherwise. Please clarify.

COMPANY RESPONSE:  The indicated risk factor has been deleted.

We may require shareholders, page 37

41.
Please reconcile the first sentence of this risk factor which indicates the risk applies to transactions other than an tender offer with the last paragraph on page 66 which indicates that it applies to a tender offer.

COMPANY RESPONSE:  Changes in response to the Staff's comment have been made on page 45 of the Amended S-1 to clarify that the transactions to which public shareholder redemption rights apply include a tender offer in connection with an acquisition transaction

42.	If true, please explain how requiring delivery of the shares eliminates the ability of investors who elected redemption to change their mind after the acquisition.

COMPANY RESPONSE:  The disclosure on page 45 has been revised in accordance with the Staff’s comments.

Russell Mancuso U.S. Securities and Exchange Commission April 28, 2011 Page 11

43.
Please clarify whether you can choose to require that the delivery of the certificate be made by physical delivery only. If so, please highlight here and throughout your document where you mentioned redemption rights that the two week period mentioned here combined with the 10-day period mentioned at the top of page 4 means that you can in substance eliminate shareholders' redemption rights.

COMPANY RESPONSE:  The disclosure on pages 45 and 79 has been revised to indicate that the Company would not require shares held electronically to be converted into physical form prior to tendering them.

Our directors may not be considered "independent," page 38

44.
Please clarify how the lack of independence could restrict resale transactions, and revise the caption of the risk factor to highlight the restrictions. Also, in an appropriate section of your document, please clarify why you believe your securities are not subject to the restrictions.

COMPANY RESPONSE:  Changes in response to the Staff's comment have been made on page 47 of the Amended S-1.

Use of Proceeds, page 42

45.	Please clarify how the priority mentioned in the last sentence of footnote (3) operates.

COMPANY RESPONSE:  Changes in response to the Staff's comment have been made on page 52 of the Amended S-1.

46.
Refer to the first full paragraph after the bullet list on page 44. Please clarify how the equity that you issue to the target shareholders is "considered" when determining whether you acquired a controlling interest. Also, please clarify whether these criteria are included in your Certificate of Incorporation.

COMPANY RESPONSE:  The disclosure on page 53 has been revised to delete the sentence relating to the equity issued to the target shareholders being considered in determining whether the Company acquired a controlling interest and to disclose that such requirement is contained in the Company’s certificate of incorporation.

Russell Mancuso U.S. Securities and Exchange Commission April 28, 2011 Page 12

Introduction, page 56

47.
With a view toward balancing your disclosure regarding Vector Intersect, please provide us your analysis of the price that investors paid in the IPO, the market price of the company's common stock before the acquisition, and the market price of the company's common stock since the Cyalume acquisition. Also, please disclose in an appropriate section of your document the benefits that the control persons received from association with Vector Intersect.

COMPANY RESPONSE:  Changes in response to the Staff's comment have been made on pages 66 and 67 of the Amended S-1.

Shareholder Redemption Rights, page 63

48.	Please clarify whether you will permit shareholders to have only a portion of their shares redeemed or convert only a portion of their series A shares into series C shares.

COMPANY RESPONSE:  Changes in response to the Staff's comment have been made on pages 6, 18, 33, 61, 76, 80 and 111 of the Amended S-1.

Shareholder Vote, page 64

49.
Please describe the privately negotiated transactions that could result in approval of a transaction even if a majority of your public stockholders vote against the transaction as mentioned at the bottom of page F-7.

COMPANY RESPONSE:  The disclosure on page F-7 has been revised to delete the reference to a transaction being able to be completed if a majority of the Company’s public shareholders vote against the transaction.

Post-acquisition transaction tender offer, page 67

50.
Please clarify whether you may seek conversion of series A into series C shares before you file the Form 8-K that you mention in this section. Also tell us which section of which exhibit addresses this issue.

COMPANY RESPONSE:  The disclosures on pages 6, 18, 61, 76 and 80 have been revised in accordance with the Staff’s comments.  Please see Article FIFTH (D) of the Company’s amended and restated certificate of incorporation.

Dissolution and Liquidation, page 68

51.
With a view toward clarified disclosure, please tell us whether a shareholder vote will be required for the dissolution and liquidation. Also clarify the statutory procedures you must follow to liquidate the company so that the distribution from to the trust to the public shareholders could not be sought by creditors after the distribution. If you are not required to follow these procedures and creditors may proceed against the public shareholders to recover the trust distribution, please say so clearly and add appropriate risk factors. If you do follow the procedures, please explain the length of time the liquidation could take and add appropriate risk factors.

Russell Mancuso U.S. Securities and Exchange Commission April 28, 2011 Page 13

COMPANY RESPONSE:  The disclosures on pages 7, 21, 27, 30, 62, 75 and 81 of the Amended S-1 have been revised in accordance with the Staff’s comments to clarify the statutory procedures the Company must follow to liquidate the Company, the possibility that creditors may proceed against the public shareholders to recover trust distributions and the steps taken by the Company to mitigate the such risk, including requiring that vendors waive claims against the trust account, the indemnity provided to us by Mr. Yaron Eitan to the extent such waivers are not provided and the provision for reserves to cover such claims pursuant to our plan of distribution.

Controls and Procedures, page 73

52.	Please reconcile the first sentence of this section with Section 13(b) of the Exchange Act.

COMPANY RESPONSE:  Changes in response to the Staff's comment have been made on page 87 of the Amended S-1.

Comparison, page 74

53.
Please tell us whether there any material differences in the ability of creditors to access funds in the trust account to be created in connection with this offering as compared funds in an account required by Rule 419.

COMPANY RESPONSE:  The Company believes that there is no material difference in the ability of creditors to access funds in the trust account in this offering as compared to funds in a trust account required by Rule 419.

Election to Remain an Investor, page 78

54.	Please tell us why this section states that only series A shareholders - not series B share holders - have redemption rights.

COMPANY RESPONSE:  The disclosure on page 92 has been revised to indicate that Series B Shareholders also have redemption rights.

55.	Given that you highlight the time period in the Rule 419 column, please disclose the time period that you will provide investors to make a redemption decision.

COMPANY RESPONSE:  Changes in response to the Staff's comment have been made on page 92 of the Amended S-1.

Russell Mancuso U.S. Securities and Exchange Commission April 28, 2011 Page 14

Interest earned, page 79

56.	Please reconcile the disclosure in this section with the disclosure in clauses (i) and (ii) at the top of page F-8.

COMPANY RESPONSE:  The disclosure on page F-8 has been revised to delete the above-mentioned clauses.

Management, page 80

57.
Please state clearly for each director what specific experience, qualifications, attributes or skills led to the conclusion that the person should serve as a director in light of your business and structure.

COMPANY RESPONSE:  Changes in response to the Staff's comment have been made on pages 95 and 96 of the Amended S-1.

58.
Refer to the second full paragraph on page 81. Please clarify whether your directors, officers or affiliates were affiliates with companies with a business plan similar to yours other than Vector Intersect.

COMPANY RESPONSE:  Changes in response to the Staff's comment have been made on pages 96 and 99 of the Amended S-1.

Specific Potential Conflicts, pale 83

59.
If your Certificate of Incorporation is not the document that prohibits your officers and directors from becoming involved in other blank check companies seeking to acquire a business with primary operations in the United States, please expand the appropriate risk factor to explain how this restriction can be eliminated.

COMPANY RESPONSE:  The disclosure on page 100 has been revised in accordance with the Staff’s comments.

Principal Shareholders, page 86

60.	Please clarify which series of your stock is reflected in the table.

COMPANY RESPONSE:  The disclosure on page 102 has been revised in accordance with the Staff’s comments to clarify which series of stock are reflected in the table.

Certain Transactions, page 89

61.	Please revise the first paragraph to clarify which founder purchased the shares.

COMPANY RESPONSE:  Changes in response to the Staff's comment have been made on page 105 of the Amended S-1.

Russell Mancuso U.S. Securities and Exchange Commission April 28, 2011 Page 15

62.	Please tell us why this section does not address the $50,000 related-party note payable mentioned on page F-6.

COMPANY RESPONSE:  Changes in response to the Staff's comment have been made on page 105 of the Amended S-1.

Description of the Securities, page 91

63.
Please disclose the effect of "consolidating" a series of shares into one series of common stock. What rights will change as a result of the consolidation? Will the number of shares held or authorized change? Will the consolidated shares be available for immediate trading? Will the series still remain authorized?

COMPANY RESPONSE:  Changes in response to the Staff's comment have been made on page 109 of the Amended S-1.

Rights applicable to all common stock, page 92

64.	Please clarify the difference between shares voted "on a poll" and any other type of vote. Include in your disclosure the effect on the voting rights disclosed.

COMPANY RESPONSE:  The concept of voting “on a poll” has been deleted.  Holders of Common Stock are entitled to one vote for each share held.

Public Shareholders' redeemable warrants, page 94

65.
Refer to your disclosure regarding a "date specified" in the third paragraph following the list of bullet points of page 95. Please clarify whether that date could be a date other than the redemption date.

COMPANY RESPONSE:  The disclosure on page 113 has been revised to clarify that the date “specified” is the redemption date.

Securities Eligible for Future Sale, page 98

66.
Please reconcile your statement in the third paragraph of this section that the founders' shares will be transferrable nine months after the acquisition with the disclosure at the top of page 93 that the shares will be held in escrow until one year after the acquisition.

COMPANY RESPONSE:  The disclosure on page 115 has been revised in accordance with the Staff’s comments.

Russell Mancuso U.S. Securities and Exchange Commission April 28, 2011 Page 16

Registration Rights, page 99

67.	Please describe the registration rights to be granted to your underwriters as mentioned at the bottom of page F-8.

COMPANY RESPONSE:  The reference to underwriters on the bottom of page F-8 has been deleted.

United States Federal Income Taxation, page 100

68.
Your disclosure should describe clearly all material tax consequences and not present merely a summary as you indicate in the bolded paragraph in all capitals and elsewhere in this section. Please revise.

COMPANY RESPONSE:  Changes in response to the Staff's comment have been made on pages 117 and 118 of the Amended S-1.

69.	Please tell us why you believe it is appropriate to omit the tax consequences to 5% holders, including holders of the series C shares as you indicate on page 101.

COMPANY RESPONSE:  The Company believes it is appropriate to exclude 5% or greater holders from the discussion of taxation since holders of 5% or more of the Company’s securities are more sophisticated than smaller stockholders and therefore not in need of disclosure typically provided to smaller stockholders.  For example, Securities Act Compliance and Disclosure Interpretation 139.30 treats 5% stockholders in the same fashion as officers, directors and other affiliates of the applicable company.

With respect to holders of Series C Shares, as the Staff indicated in comment 1 of the Staff’s Letter, the offering of the Series C Shares will not be registered pursuant to the Amended S-1.  Therefore, it would not be appropriate to include disclosure for the Series C Shares in the Amended S-1, since the Amended S-1 does not relate to the offering of those securities.  In addition, we note that the Series C Shares would only be issued to accredited investors.  Accredited investors are generally considered to be more sophisticated than a non-accredited investor and able to protect their own interests.  For example, Regulation D excludes accredited investors from applicable information requirements.  It would be incongruous to require specific tax disclosure in the Amended S-1 for securities that are not being offered, which may never be issued, and, if issued, would be issued only to accredited investors.

70.	You may not disclaim responsibility for your disclosure. Please revise the paragraph on page 101 that includes the statement that your disclosure is not tax advice accordingly.

COMPANY RESPONSE:  Changes in response to the Staff's comment have been made on page 118 of the Amended S-1.

Russell Mancuso U.S. Securities and Exchange Commission April 28, 2011 Page 17

71.	Please provide unequivocal disclosure regarding the tax consequences, rather than merely what the tax consequences "should" be," "generally" are, or similar disclosure. However:

•
if you are unable to provide unequivocal disclosure because doubt exists due to lack of authority or conflicting authority, you should disclose why you cannot provide unequivocal disclosure, describe the degree of uncertainty, and provide risk factor and other appropriate disclosure setting forth the risks to investors; or

•
if you are unable to provide unequivocal disclosure for another reason, directly state that you are unable to disclose what the tax consequence is, and clearly disclose that reason that you cannot do so and the possible outcomes and risks to investors of that tax consequence.

COMPANY RESPONSE:  The disclosure on page 46 has been revised to add a risk factor in accordance with the Staff’s comments.

72.	Please tell us why you have not filed as an exhibit a tax opinion.

COMPANY RESPONSE:  The Company does not believe that a tax opinion is required since the disclosure is not material to investors.  The discussion relates to the U.S. federal income tax consequences to investors of owning securities in a U.S. company, which tax consequences are familiar to investors in public companies.  The element of a post-acquisition tender offer does not alter the tax disclosure relating to the tender offer in respect of the securities offered pursuant to the Amended S-1.

Allocation of Purchase Price, page 101

73.
Please clarify whether you will make an allocation of the purchase price and if not, how investors determine the fair market value of the series A share and warrant at the time of issuance given your disclosure that those securities will not trade separately at that time.

COMPANY RESPONSE:  An allocation of purchase price is now disclosed on page 118 in accordance with the Staff’s comments.

Underwriting, page 108

74.
Please provide the disclosure regarding syndicate short sales as explained in the guidance in section VIII.A.3 of the Division's November 14, 2000 outline of Current Issues and Rulemaking Projects available on the Commission's web site.

COMPANY RESPONSE:  The disclosure on page 127 has been revised in accordance with the Staff’s comments.

Russell Mancuso U.S. Securities and Exchange Commission April 28, 2011 Page 18

Underwriting Terms, page 108

75.	Please reconcile the disclosure in this section with the last paragraph of Note B on page F-9.

COMPANY RESPONSE:  The disclosure on page F-9 has been revised in accordance with the Staff’s comments.

Note B — Proposed Offering and Business Operations, page F-7

76.
We note that this offering includes 3,000,000 redeemable warrants. We further note that prior to the closing of the initial public offering, you will issue 3.3 million warrants to your sole shareholder, Selway Capital Holdings, LLC, in a private placement. It appears that you intend to classify both the redeemable warrants and the placement warrants within stockholders' equity. Please provide us with your analysis of the accounting for the warrants subsequent to the completion of the offering. Provide us with your analysis of the post-closing accounting for the redeemable warrants and the placement warrants. Discuss specifically how you considered the guidance in Topic 815-10-15 of the FASB Accounting Standards Codification.

COMPANY RESPONSE:  Neither the 3,000,000 warrants associated with this offering nor the 3,300,000 warrants to be purchased by Selway Capital Holdings, LLC will be redeemable by the holder for cash.  The warrants included in the offering are redeemable by the Company under certain contingent conditions. The warrant certificate in exhibit 4.3 notes – “Notwithstanding anything else in this Warrant Certificate or the Warrant Agreement, no Warrant may be exercised unless at the time of exercise (i) a registration statement covering the Warrant Shares to be issued upon exercise of the Public Warrants is effective under the Securities Act of 1933, as amended, and (ii) a prospectus thereunder relating to such Warrant Shares is current. In no event shall the Warrants be settled on a net cash basis nor shall the Company be required to issue unregistered shares upon the exercise of any Warrant that is not a Placement Warrant.”  Pages 43 and 113 of the Registration Statement notes “We have no obligation to settle the redeemable warrants for cash.” Therefore, the Company has concluded that the warrants meet the criteria to be accounted for as equity instruments.

Note D — Related Party Transactions, page F-10

77.
We note your disclosures here regarding the issuance of a $70,000 unsecured promissory note “on February 23, 2011." We further note from your disclosures that the note is payable on February 22, 2011. Please clarify for us how the due date on the note payable precedes the issuance date or otherwise revise the disclosures as appropriate to clarify the issuance date and / or maturity date.

COMPANY RESPONSE:  Changes in response to the Staff's comment have been made on page F-10 of the Amended S-1.

Russell Mancuso U.S. Securities and Exchange Commission April 28, 2011 Page 19

78.
We note your disclosure on page 44 regarding an agreement to pay Selway Capital LLC a total of $5,000 per month for office space, administrative services and secretarial support. Please revise your disclosures here to disclose this related party transaction.

COMPANY RESPONSE:  Changes in response to the Staff's comment have been made on page F-10 of the Amended S-1.

Exhibit Index

79.	Please tell us why you have not file a certificate for each series of common stock and each of the warrants that you describe in the prospectus.

COMPANY RESPONSE:  A certificate for each series of common stock and each warrant has been filed with the Amended S-1.

Exhibit 23.1

80.	Please provide an updated consent from your independent auditor as required by Item 601(b)(23)(i) of Regulation S-K prior to requesting effectiveness.

COMPANY RESPONSE:  An updated consent from the Company’s independent auditor is included as an exhibit to the Amended S-1.

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Russell Mancuso U.S. Securities and Exchange Commission April 28, 2011 Page 20

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP